

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT
In respect of the issue of
EUR 100,000,000 Floating Rate Notes due 9 October 2012
by the Bank
pursuant to its
EUR 30,000,000,000 Global Medium Term Note Programme

Filed pursuant to Rule 3 of Regulation EBRD
Dated 28 September 2010

The following information is filed pursuant to Rule 3 of Regulation EBRD in respect of the issue of the Euro ("EUR") 100,000,000 Floating Rate Notes due 9 October 2012 (the "Notes) of the European Bank for Reconstruction and Development (the "Bank") pursuant to the Bank's EUR 30,000,000,000 Global Medium Term Note Programme. As authorized by Rule 4 of Regulation EBRD, certain information is to be provided in the form of a Base Prospectus dated 11 August 2010 and a Registration Document dated 11 August 2010, as supplemented by a Pricing Supplement dated 28 September 2010 (together, the "Prospectus").

Item 1. Description of Obligations

The Notes, the terms of which are described in the Prospectus, will be direct and unsecured obligations of the Bank and will rank *pari passu* without any preference among themselves, and, subject to certain conditions set forth in the Prospectus, equally with all its other unsecured and unsubordinated obligations. Citibank, N.A. will act as Agent and Registrar of the Bank in respect of the Notes.

Item 2. Distribution of Obligations

Further to a Purchaser's Confirmation dated 28 September 2010 provided by Swiss Re Capital Markets Limited ("SRCML") pursuant to a Programme Agreement dated 11 August 2010, SRCML has agreed to purchase the Notes. The obligations of SRMCL are subject to certain conditions as set forth in the Purchaser's Confirmation and the Programme Agreement.

Item 3. Distribution Spread

	Price to the Public	Selling Discounts and Commissions	Net Proceeds to the Bank
Per Unit	100.00	Not applicable	100.00%
Total	EUR 100,000,000	Not applicable	EUR 100,000,000

Item 4. Discounts and Commissions to Sub-Underwriters and Other Dealers

None.

Item 5. Other Expenses of Distribution

SRCML has agreed to pay the fees and expenses of the Bank's legal advisers, filing fees and certain other expenses in connection with the issue, authentication and delivery of the Notes and the Pricing Supplement, as set forth in the Purchaser's Confirmation.

Item 6. Application of Proceeds

The net proceeds to the Bank from the sale of the Notes will be included in the ordinary capital resources of the Bank and used in its ordinary operations.

Item 7. Exhibits

(a) The Deed of Covenant dated 11 August 2010.*

(b) Copy of an opinion of counsel as to the legality of the Notes dated 11 August 2010.*

(c) (i) The Programme Agreement dated 11 August 2010.*
(ii) The Purchaser's Confirmation dated 28 September 2010.
(iii) The Agency Agreement dated 11 August 2010.*

(d) (i) The Base Prospectus dated 11 August 2010.*
(ii) The Registration Document dated 11 August 2010.*
(iii) The Pricing Supplement dated 28 September 2010.

---

* Previously filed with the Securities and Exchange Commission on 1 September 2010.

Swiss Re



European Bank for Reconstruction and Development
Attention: Isabelle Laurent

Swiss Re Capital Markets Limited
30 St Mary Axe
London EC3A 8EP
United Kingdom
Phone +44 20 7933 3000
Fax +44 20 7933 5000
www.swissre.com

London
28 September 2010

PURCHASER'S CONFIRMATION

Dear Sir/Madam,

European Bank for Reconstruction and Development
€100,000,000 Floating Rate Notes due 9 October 2012
issued pursuant to a Global Medium Term Note Programme

We hereby confirm the following agreement for the issue to us of Notes under the above Programme pursuant to the terms of issue set out in the completed Pricing Supplement.

(i) We agree to pay:

(a) the fees and expenses of our legal advisers;

(b) the upfront fees and expenses of the Agent and any paying agents;

(c) the fees and expenses of Cleary Gottlieb, Steen & Hamilton LLP, legal advisers to the Issuer in connection with the necessary United States filing, capped to an amount of USD2,000; and

(d) all expenses in connection with the issue, authentication, packaging and initial delivery of the Notes and the preparation of the Global Notes, the preparation and printing of the Notes (except Definitive Notes), the relevant Pricing Supplement and any amendments or supplements thereto, if any.

In addition we confirm that the provisions of Clause 3.2.7 of the Programme Agreement will not apply in relation to this issue of Notes.

The net proceeds of the issue are €100,000,000 which, subject to the provisions of the Programme Agreement, will be paid to you or to your order on the Issue Date specified in the Pricing Supplement.

Upon issue the Notes should be credited to our account with Euroclear Bank S.A./N.V., account number 23238.

Swiss Re



Please confirm your agreement to the terms of issue by signing and sending back to us a copy of the Pricing Supplement.

For: Swiss Re Capital Markets Limited

By: 
Authorised signatory

PRICING SUPPLEMENT

28 September 2010

European Bank for Reconstruction and Development
€100,000,000 Floating Rate Notes due 9 October 2012
issued pursuant to a Global Medium Term Note Programme

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 11 August 2010. This Pricing Supplement must be read in conjunction with such Base Prospectus. Full information on the Notes is only available on the basis of the combination of this Pricing Supplement and the Base Prospectus. The Base Prospectus is available for viewing and copies may be obtained from the Issuer, One Exchange Square, London, EC2A2JN, United Kingdom.

SUMMARY OF THE NOTES

1	Specified Currency:	Euro ("€")
2	Nominal Amount:	€100,000,000
3	Type of Note:	Floating Rate
4	Issue Date:	30 September 2010
5	Issue Price:	100 per cent.
6	Maturity Date:	9 October 2012
7	Fungible with existing Notes:	No

FORM OF THE NOTES

8	Form of Note:	Registered
9	New Global Note:	No
10	(a) Specified Denomination(s):	€1,000
	(b) Calculation Amount:	Not applicable
11	Exchange of Bearer Notes:	Not applicable
12	(a) Talons for future Coupons to be attached to definitive Bearer Notes:	Not applicable
	(b) Date(s) on which the Talons mature:	Not applicable
13	(a) Registered holder of Registered Global Note:	Citivic Nominees Limited
	(b) Exchange of Registered	

		Global Note:	Registered Global Note will only be exchangeable for definitive Registered Notes upon 45 days' written notice in the limited circumstances described on page 44 of the Base Prospectus

PROVISIONS RELATING TO INITIAL PAYMENT

14	Partly Paid Notes:	No

PROVISIONS RELATING TO INTEREST

15	Interest Commencement Date:	Issue Date

Fixed Rate Notes:

16	(a)	Fixed Rate(s) of Interest:	Not applicable
	(b)	Fixed Interest Date(s):	Not applicable
	(c)	Initial Broken Amount per Specified Denomination:	Not applicable
	(d)	Final Broken Amount per Specified Denomination:	Not applicable
	(e)	Fixed Day Count Fraction:	Not applicable
	(f)	Business Day Convention:	Not applicable
	(g)	Business Day definition if different from that in Condition 4(a)(iii):	Not applicable
	(h)	Calculation of interest to be adjusted in accordance with Business Day Convention specified above:	Not applicable

Zero Coupon Notes:

17	(a)	Accrual Yield:	Not applicable
	(b)	Reference Price:	Not applicable
	(c)	Other formula or basis for determining Amortised Face Amount:	Not applicable
	(d)	Business Day Convention:	Not applicable
	(e)	Day Count Fraction in relation to Early Redemption Amounts and late payment:	Not applicable

Floating Rate Notes and Indexed Notes:

18	(a)	Manner in which Rate of Interest is to be determined:	Screen Rate Determination
	(b)	Margin(s):	Minus 0.31 per cent. per annum
	(c)	Minimum Rate of Interest (if any):	Zero per cent. per annum
	(d)	Maximum Rate of Interest (if any):	None
	(e)	Floating Day Count Fraction:	Actual/360
19	If ISDA Determination:		
	(a)	Floating Rate Option:	Not applicable
	(b)	Designated Maturity:	Not applicable
	(c)	Reset Date:	Not applicable
	(d)	ISDA Definitions:	Not applicable
20	If Screen Rate Determination:		
	(a)	Reference Rate:	EURIBOR with a designated maturity of 3 months, as appearing on the Relevant Screen Page For the avoidance of doubt, the 3 month designated maturity will not be lengthened or shortened, and linear interpolation will not be applied, for the Interest Period commencing on the Interest Commencement Date.
	(b)	Relevant Screen Page:	Reuters Screen EURIBOR01 Page (or any successor page)
	(c)	Interest Determination Date:	The second Target Business Day prior to the start of each relevant Interest Period
21	If Indexed:		Not applicable
22	If Rate of Interest not to be determined by ISDA or Screen Rate Determination or by reference to an Index or Formula:		Not applicable
23	General Provisions for Floating Rate Notes and Indexed Notes:		
	(a)	Specified Period (or, in the case of Notes where the Interest Payment Date(s) are	

fixed, the Interest Payment Date(s)): The Interest Payment Dates will be each date that is one Business Day prior to each relevant Interest Period Date (as defined below) with the exception of the Maturity Date (in which case the payment would be made on the Maturity Date).

The calculation of interest due in respect of an Interest Period (as defined below) will be made in respect of the entire Interest Period, notwithstanding that interest will be paid one Business Day prior to each relevant Interest Period Date other than the Maturity Date, except that in connection with any repayment of principal in respect of an exercised Optional Redemption Date (as determined in accordance with paragraph 27(b) below), interest will accrue on the portion of the principal amount being repaid up to, but excluding, the relevant Optional Redemption Date.

The "**Interest Period Dates**" will be 10 January, 10 April, 10 July and 10 October from and including 10 January 2011 to and including the Maturity Date.

For the avoidance of doubt, no Interest Period Date or Interest Payment Date will occur following the Optional Redemption Date on which the Notes have been redeemed in full.

Notwithstanding Condition 4(b)(i), the "**Interest Period**" will be the period from and including the Interest Commencement Date to but excluding the first Interest Period Date and each successive period from and including an Interest Period Date to but excluding the next succeeding Interest Period Date.

For illustrative purposes, the anticipated Interest Payment Dates, Optional Redemption Dates and Interest Period Dates are set forth in Exhibit A to this Pricing Supplement.

(b) Business Day Convention: Modified Following Business Day

(c) Business Day definition if different from that in Condition 4(b)(i): Condition 4(b)(i) applies. TARGET shall be the business centre and Zürich, George Town (Cayman Islands), New York City, Paris and London shall be the additional business centres.

(d) Calculation of Interest to be adjusted in accordance with

		Business Day Convention specified above:	Yes
	(e)	Terms relating to calculation of Interest Amount:	Condition 4(b)(v) applies.
	(f)	Party responsible for calculation of the Interest Amount:	The Agent
	(g)	Party responsible for making any determinations ancillary to or in connection with the calculation of the Interest Amount, including Rate of Interest (if applicable):	The Agent is responsible for determining the Rate of Interest applicable to each Interest Period.
	(h)	Any amendment to the definition in Condition 4(b)(iii) of Euro-zone:	Not applicable

PROVISIONS REGARDING PAYMENTS/DELIVERIES

24	Definition of "Payment Day" for the purpose of Condition 6(e) if different to that set out in Condition 6:	Condition 6(e) applies.
25	Dual Currency Notes:	Not applicable
26	Physically Settled Notes:	Not applicable

PROVISIONS REGARDING REDEMPTION/MATURITY

27	(a)	Redemption at Issuer's option:	No
	(b)	Redemption at Noteholders option:	Yes, in whole or in part, on any of the following dates (each, an **"Optional Redemption Date"**): (1) any Interest Payment Date after and including 9 January 2012; or (2) any Interest Payment Date following the reduction of the rating of the Issuer to below AA by Standard & Poor's Ratings Services. The Notes may be redeemed pursuant to this paragraph 27(b) in a nominal amount not less than the minimum Specified Denomination, in

		increments of €1,000 at a price equal to 100% of the outstanding nominal amount of the Notes to be redeemed (together with interest payable in accordance with the terms hereof). Condition 5(c) shall be deleted and replaced in its entirety by the following paragraph: "If the applicable Pricing Supplement specifies that any Note is redeemable at the option of the holder of such Note it may be so redeemed by the holder giving to the Issuer in accordance with Condition 13 not less than 10 Business Days' (as defined in accordance with item 23(c) above) notice (which notice shall be irrevocable) prior to the immediately following Optional Redemption Date and the Issuer will, upon the expiry of such notice redeem such Note on a date or dates and at the relevant price(s) as specified in the applicable Pricing Supplement." Furthermore, on the same day on which the notice is given in accordance with paragraph 27(b) and Condition 13, the holder of a Note shall be required to deliver a written notice to the Issuer in substantially the form attached to this Pricing Supplement as Exhibit B.
28	(a) Final Redemption Amount for each Note (*other than* an Indexed or Formula Note where the index or formula applies to the redemption amount):	100% of the outstanding nominal amount of the Notes to be redeemed (together with interest payable in accordance with the terms hereof).
	(b) Final Redemption Amount for each Indexed Note where the Index or Formula applies to the Final Redemption Amount:	Not applicable
29	Instalment Note:	Not applicable
30	Early Redemption Amount for each Note payable on an event of default:	Condition 5(d) applies

DISTRIBUTION, CLEARING AND SETTLEMENT PROVISIONS

31	Method of distribution:	Non-syndicated
32	If Syndicated, names and addresses of Managers or, if Non-Syndicated name	

	and address of Dealer:	Swiss Re Capital Markets Limited 30 St Mary Axe, London, EC3A 8EP United Kingdom
33	Date of Syndication Agreement:	None
34	Stabilising Manager(s):	None
35	Non-exempt Offer:	Not applicable
36	Additional selling restrictions:	Not applicable
37	Details of additional/alternative clearing system approved by the Issuer and the Agent:	Euroclear and Clearstream, Luxembourg only
38	Intended to be held in a manner which would allow Eurosystem eligibility:	No
39	Common Code:	054455623
	ISIN Code:	XS0544556235
	CUSIP Number:	Not applicable
40	Listing:	None
41	In the case of Notes denominated in the currency of a country that subsequently adopts the euro in accordance with the Treaty establishing the European Community, as amended by the Treaty on European Union, whether the Notes will include a redenomination clause providing for the redenomination of the Specified Currency in euro (a "Redenomination Clause"), and, if so specified, the wording of the Redenomination Clause in full and any wording in respect of redenominalisation and/or consolidation (provided they are fungible) with other Notes denominated in euro.	Not applicable
42	Additional information:	Not applicable
43	Total Commissions:	None

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

For and on behalf of

EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

By: ....
Authorised signatory

EXHIBIT A

Anticipated Interest Payment Dates, Optional Redemption Dates and Interest Period Dates

Interest Payment Dates	Optional Redemption Dates (if applicable)	Interest Period Dates
Friday, 7 January 2011	Not applicable	Monday, 10 January 2011
Friday, 8 April 2011	Not applicable	Monday, 11 April 2011
Friday, 8 July 2011	Not applicable	Monday, 11 July 2011
Friday, 7 October 2011	Not applicable	Monday, 11 October 2011
Monday, 9 January 2012	Monday, 9 January 2012	Tuesday, 10 January 2012
Monday, 9 April 2012	Monday, 9 April 2012	Tuesday, 10 April 2012
Monday, 9 July 2012	Monday, 9 July 2012	Tuesday, 10 July 2012
Tuesday, 9 October 2012 (Maturity Date)	Not applicable	Tuesday, 9 October 2012 (Maturity Date)

EXHIBIT B

Form of Optional Redemption Notice

European Bank for Reconstruction and Development
One Exchange Square
London EC2A 2JN
United Kingdom
Telephone: +44 20 7338 6000
Telefax: +44 20 7338 6100
Email: fundingdesk@ebrd.com
Attention: Funding Desk

with a copy to:

Citibank, N.A.
Citigroup Centre
Canary Wharf
London E14 5LB
United Kingdom
Telephone: +353 1 622 2242
Telefax: +353 1 622 4030
Attention: Agency & Trust

Ladies and Gentlemen:

Reference is hereby made to the Pricing Supplement, dated 28 September 2010, in relation to the issuance by the European Bank for Reconstruction and Development (the "**Issuer**") of €100,000,000 Floating Rate Notes due 9 October 2012 (the "Notes"). The undersigned certifies that it is the holder of €[_____] principal amount of the Notes and hereby notifies the Issuer that it is exercising its option to redeem €[_____] principal amount of the Notes on *[insert date]*.

[NOTEHOLDER]

By:_____________________________
Name:
Title: